TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

GRUPO TMM REPORTS FOURTH QUARTER AND FULL YEAR 2024 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Fourth Quarter 2024 Results Include:

o	Shareholders' Equity of $2,083.2 million
o	2024 Consolidated Revenue growth of 43.9%
o	Net Income for 2024: $108.8 million

Mexico City, February 28, 2025 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its preliminary financial results for the fourth quarter and full year of 2024.
Vanessa Serrano Cuevas, Chairwoman of the Board of Grupo TMM, commented:
“2024 was a year of significant achievements that consolidated the resurgence of Grupo TMM. We strengthened our core business segments, allowing us to project a more solid and profitable financial and operational future. Our priority remains to generate value for our shareholders and enhance investor confidence.
Throughout the year, we achieved key strategic milestones, including fleet expansion, the acquisition of new infrastructure, and diversification of our logistics services. These achievements position us with great optimism for the years ahead.”
During the year, we made key strategic advances, including expanding our fleet, acquiring new infrastructure, and diversifying our logistics services. These milestones position us with high expectations for the coming years.”
Key Achievements of 2024
Maritime Transportation:
During February and March of 2024, the Company incorporated two specialized vessels (Mud vessels) and renewed three key contracts, bringing its operational fleet to five vessels dedicated for the offshore industry in Mexico. The two new vessels were designed and converted by the technical team of the Maritime Division, reinforcing TMM’s technical and operational leadership in the sector.
Maritime Infrastructure:
In January 2025, the Company received a new floating dry-dock with the capacity to service vessels weighing up to 6,000 tons, significantly expanding its service capabilities and achieving 94% market coverage. This milestone positions the Maritime Infrastructure Division for sustained growth and enhanced profitability as it enters 2025.
Logistics:
TMM won a strategic bid that will allow the Company to expand its services in the automotive industry, adding a new location to its operations network.
Operational Efficiency and Profitability:
The Company continues to prioritize operational efficiency and cost optimization, ensuring a sustainable and profitable financial structure.
Vanessa Serrano concluded:
“I would like to express my deepest gratitude to the entire Grupo TMM team for their dedication and effort throughout the year. Their commitment has been crucial to our achievements and the future success of our company.”
Consolidated Financial Results
Revenues:
•	Fourth Quarter 2024: $503.2 million (+46.3% compared to Q4 2023).
•	Full Year 2024: $1,753.6 million (+43.9% compared to 2023).
Operating Income:
•	Fourth Quarter 2024: $52.4 million (+127.7% compared to Q4 2023).
•	Full Year 2024: $202.4 million (+451.6% compared to 2023).
EBITDA:
•	Full Year 2024: $297.7 million (+135.9% compared to 2023).

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2024	2023

Cash and cash in banks available	207.5	98.4
Restricted cash	1.7	1.7
Total cash and cash equivalents	209.2	100.0
Accounts receivable – Net	749.1	307.8
Other accounts receivable	244.3	231.5
Taxes to be recovered	195.4	195.2
Prepaid expenses and others current assets	37.2	45.7
Total current assets	1,435.2	880.2
Taxes to be recovered long term	33.7	195.5
Property, machinery and, equipment	2,355.1	1,905.2
Cumulative Depreciation	(109.1)	(100.7)
Property, machinery and, equipment – Net	2,246.0	1,804.4
Rights of use	67.2	148.0
Other assets	206.7	238.8
Total assets	3,988.8	3,266.8
Bank loans and current maturities of long-term liabilities	256.3	198.8
Leases short-term	22.4	67.1
Suppliers	413.4	363.1
Other accounts payable and accrued expenses	576.2	340.7
Total current liabilities	1,268.3	969.8
Bank loans	374.7	12.4
Leases long-term	60.2	100.4
Deferred taxes	124.3	132.5
Other long-term liabilities	78.2	77.4
Total long-term liabilities	637.3	322.7
Total liabilities	1,905.6	1,292.5
Total stockholders´ equity	2,083.2	1,974.4
Total liabilities and stockholders´ equity	3,988.8	3,266.8

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023

Maritime	429.6	204.2	1,283.0	795.5
Inland Logistics	4.9	14.5	61.9	73.1
Warehousing Services	15.1	52.0	146.4	149.5
Maritime Infrastructure	53.6	73.4	262.2	200.5
Revenue from freight and services	503.2	344.1	1,753.6	1,218.6
Maritime	(314.3)	(168.9)	(1,049.9)	(704.1)
Inland Logistics	(20.7)	(23.6)	(75.7)	(95.8)
Warehousing Services	(49.0)	(59.6)	(127.6)	(120.5)
Maritime Infrastructure	(38.8)	(54.8)	(188.5)	(140.6)
Cost of freight and services	(422.8)	(306.9)	(1,441.7)	(1,061.0)
Maritime	(2.9)	(11.3)	(19.3)	(36.4)
Inland Logistics	(4.0)	(2.6)	(13.0)	(13.1)
Warehousing Services	(2.2)	(24.7)	(56.1)	(65.3)
Maritime Infrastructure	(1.0)	(2.0)	(4.7)	(8.2)
Depreciation and amortization	(10.1)	(40.6)	(93.1)	(122.9)
Maritime	112.3	24.0	213.8	55.1
Inland Logistics	(19.8)	(11.7)	(26.8)	(35.8)
Warehousing Services	(36.1)	(32.3)	(37.2)	(36.3)
Maritime Infrastructure	13.9	16.7	69.0	51.7
Results by business	70.4	(3.4)	218.7	34.7
Corporate expenses	(13.2)	(14.0)	(59.1)	(61.6)
Corporate depreciation and amortization	(0.5)	(0.5)	(2.2)	(2.2)
Non-recurring (expenses) income	(4.2)	41.0	45.0	65.8
Operating (loss) gain	52.4	23.0	202.4	36.7
Financial (expenses) income - Net	(5.6)	(12.3)	(25.4)	(32.2)
Leases financial expenses	(2.2)	(10.6)	(16.1)	(28.8)
Exchange gain (loss) - Net	(11.2)	4.0	(52.0)	19.6
Net financial cost	(19.0)	(18.9)	(93.5)	(41.4)
(loss) gain before taxes	33.5	4.1	108.8	(4.7)
Provision for taxes	-	-	-	20.2

Net (loss) gain for the period	33.5	4.1	108.8	15.5

Attributable to:
Minority interest	0.1	(4.7)	0.3	(4.7)
Equity holders of GTMM, S.A.B.	33.4	8.8	108.5	20.2

Weighted average outstanding shares (millions)	174.55	168.89	174.55	119.43
Income (loss) earnings per share (pesos/share)	0.19	0.05	0.62	0.17

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.19	0.05	0.62	0.12

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023

Net gain (loss) for the period	33.5	4.1	108.8	15.5
Depreciation & amortization	10.6	41.1	95.3	125.1
Deferred taxes	(2.7)	(1.4)	(8.2)	(24.7)
Other non-cash items	93.3	16.5	128.1	52.0
Total non-cash items	101.3	56.3	215.2	152.5
Changes in assets & liabilities	(83.0)	(15.3)	(87.7)	(79.4)
Total adjustments	18.3	40.9	127.5	73.1
Net cash provided by (used in) operating activities	51.7	45.0	236.3	88.6

Proceeds from sale of assets	12.9	1.7	15.4	12.0
Payments for purchase of assets	(356.5)	(125.0)	(464.8)	(131.3)
Net cash provided by (used in) investment activities	(343.5)	(123.3)	(449.4)	(119.3)

Short-term borrowings (net)	(5.5)	(4.5)	(4.3)	(14.5)
Repayment of leases	(5.4)	(43.1)	(67.2)	(78.4)
Proceeds from (repayment of) long-term debt	345.3	(1.2)	386.3	(8.4)
Shares issuance	0.0	40.5	0.0	152.0
Net cash provided by (used in) financing activities	334.4	(8.3)	314.7	50.6
Exchange effect on cash	2.86	(9.1)	7.4	(16.7)
Net increase (decrease) in cash	45.5	(95.7)	109.1	3.3
Cash at beginning of period	163.6	195.7	100.0	96.8
Cash at end of period	209.2	100.0	209.2	100.0

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.